UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On May 20, 2024, Codere Online Luxembourg, S.A. (the “Company”) received a letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”). The Letter notified the Company that, since the Company had not yet filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), the Company does not comply with Nasdaq’s Listing Rule 5250(c)(1) relating to the Company’s obligation to file periodic financial reports for continued listing. The Letter further stated that the Company has until July 19, 2024 to submit a plan (the “Plan”) to regain compliance. The Letter also stated that any staff exemption to allow the Company to regain compliance, if granted, will be limited to a maximum of 180 calendar days from the due date of the Form 20-F, or November 11, 2024.

If Nasdaq does not accept the Plan, the Company will have the opportunity to appeal that decision to the Nasdaq Hearings Panel.

As previously communicated in its May 1, 2024 notification of late filing on Form 12b-25, the Company is working diligently to complete the preparation and review of its financial statements and intends to either file its Form 20-F or submit the Plan within the prescribed 60-day period.

This report on Form 6-K (including the information in the attached Exhibit) shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statement on Form S-8 (Registration Number: 333-264895).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release of Codere Online Luxembourg, S.A. dated May 21, 2024 - Codere Receives Nasdaq Notice Related to Late Filing of its Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: May 21, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer